02021482

SEC FILE NUMBER
8- 31011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 13 2002
535

NAME OF BROKER-DEALER:

Former Name → NELSON CAPITAL COMPANY
NElson Jeffrey Leroy / NY / NEW

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 HOWARD STREET
(No. and Street)

JAMESTOWN (City) NY (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY L. NELSON (716) 487-0337
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.
(Name — *if individual, state last, first, middle name*)

100 EAST FIFTH STREET, PO BOX 1324 JAMESTOWN NY 14702-1324
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, JEFFERY L. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON CAPITAL COMPANY, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jeffery L. Nelson
Signature

Principal
Title

Norma J. Lombardo
Notary Public
NORMA J. LOMBARDO, No. 01LO4527985
Notary Public, State of New York
Qualified in Chautauqua County
Commission Expires Jan. 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON CAPITAL COMPANY

TABLE OF CONTENTS

B▲W▲B

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.
Certified Public Accountants ▲ Business Advisors

INDEPENDENT AUDITORS' REPORT

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

We have audited the accompanying balance sheet of ***Nelson Capital Company*** (a proprietorship) as of December 31, 2001, and the related statements of operations and changes in sole proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Nelson Capital Company*** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Buffamante Whipple Buttafaro, P.C.

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.

Jamestown, New York
February 25, 2002

NELSON CAPITAL COMPANY
BALANCE SHEET

As of December 31,		2001
Assets		
Currrent		
Cash and cash equivalents	$	9,854
	$	**9,854**
Current Liabilities and Capital		
Current Liabilities		
Accounts payable - related party	$	2,450
Capital		
Sole proprietor's capital		7,404
	$	**9,854**

NELSON CAPITAL COMPANY
STATEMENT OF OPERATIONS & CHANGES IN SOLE PROPRIETOR'S CAPITAL

Year ended December 31,		2001
Revenue		
Commissions income	$	452
Interest income		325
Total revenue		**777**
Expenses		
Fees to regulatory agencies		990
Professional services		875
Bank charges/miscellaneous		182
Total expenses		**2,047**
Other income		**139**
Net loss		**(1,131)**
Sole proprietor's capital, beginning		7,635
Sole proprietor contribution		900
Sole proprietor's capital, ending	**$**	**7,404**

See accompanying auditors' report and notes to financial statements.

NELSON CAPITAL COMPANY
STATEMENT OF CASH FLOWS

Year ended December 31,		2001
Cash flows from operating activities		
Net loss	$	(1,131)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase in accounts payable		825
Net cash used for operating activities		**(306)**
Cash flows from financing activities		
Cash contributed by sole proprietor		900
Net cash provided by financing activities		**900**
Increase in cash		**594**
Cash, beginning of year		9,260
Cash, end of year	**$**	**9,854**

See accompanying auditors' report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

The Company operates for the purpose of selling investment interests in direct participation programs in Chautauqua County, New York, and is registered as a broker-dealer with the Securities and Exchange Commission. The Company operates as a Proprietorship of Jeffrey L. Nelson.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as cash on hand and cash in checking and savings accounts and all short-term investments with an original maturity of three months or less.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting, which recognizes revenue when earned and expenses when incurred.

Income Taxes

The Company is a Proprietorship of Jeffrey L. Nelson. Any tax liability is the responsibility of Jeffrey L. Nelson personally, and as such no provision is necessary in these financial statements.

Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,404, which was in excess of the minimum requirement of $6,000 using the 120% rule. The Company had accounts payable totaling $2,450 at December 31, 2001.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RECONCILIATION OF NET CAPITAL

The balance of audited net capital reconciles to the unaudited balance from the Focus Report as follows:

Balance of net capital per unaudited focus report	$ 7,404
Adjustments to owners draw accounts	--
Balance of net capital per audited focus report	$ 7,404

NELSON CAPITAL COMPANY

REPORT ON
FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001